Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

FormFactor, Inc.:

We consent to the use of our report dated March 4, 2016, with respect to the consolidated balance sheets of FormFactor, Inc. as of December 26, 2015 and December 27, 2014, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 26, 2015, and the effectiveness of internal control over financial reporting as of December 26, 2015, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Santa Clara, California

May 10, 2016